

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

John Murphy
Chief Financial Officer
Adobe Inc.
345 Park Avenue
San Jose, California 95110-2704

> **Re: Adobe Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2018**
> **Filed January 25, 2019**
> **Form 10-Q for the Quarterly Period Ended March 1, 2019**
> **Filed March 27, 2019**
> **File No. 000-15175**

Dear Mr. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 10

1. Please provide us with a comprehensive analysis of how you determined that the Creative Cloud and Document Cloud on-premise software and the related cloud functionality are highly integrated and interrelated and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21. Also, tell us whether the Creative Cloud or the Document Cloud software licenses are sold without the cloud-enabled service and if so, tell us the amount of revenue generated from those license-only sales for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant at 202-551-3587 or Christine Dietz, Assistant Chief Accountant at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services